Exhibit 99.1

KNOT Offshore Partners LP Provides Strategic and Operational Update:

●	Partnership to acquire 2022-built DP2 Suezmax shuttle tanker Daqing Knutsen
●	Sale & leaseback of Tove Knutsen expected to release approximately $32 million of proceeds
●	Partnership is establishing a $10 million common unit buyback program

July 2, 2025

ABERDEEN, Scotland--(BUSINESS WIRE)-- KNOT Offshore Partners LP (NYSE:KNOP) (“The Partnership”) today provided a strategic and operational update on a number of developments involving fleet expansion, chartering, refinancing, and a common unit buyback program.

In addition to the updates related to ongoing operations and additional detail provided later in this announcement, key developments include the following:

-	The outstanding debt of the Tove Knutsen is expected to be refinanced by means of a sale & leaseback transaction, which would generate approximately $32 million of proceeds;
-	The Partnership has agreed to acquire the 2022-built DP2 shuttle tanker Daqing Knutsen (the “Acquisition”) from Knutsen NYK Offshore Tankers AS (“KNOT”). The purchase price is $95 million, less $70.5 million of outstanding indebtedness, plus $0.3 million of capitalized fees related to the credit facility secured by the Daqing Knutsen and subject to customary post-closing adjustments for working capital. The vessel is on time charter to PetroChina in Brazil through July 2027. As a term of the Acquisition, KNOT has guaranteed the hire rate for the vessel until 2032 on the same basis as if PetroChina had exercised its option through such date;
-	In recognition of the value proposition represented by the prevailing market valuation of the Partnership’s common units, KNOP is establishing a $10 million common unit buyback program; and
-	The Partnership’s quarterly distribution for 2Q 2025 has been maintained at $0.026 per common unit.

CEO commentary

Derek Lowe, CEO of the Partnership, commented, “Having made significant progress against our strategic priorities over recent quarters, and with shuttle tanker charter market conditions continuing to improve on the back of clear, long-term fundamentals, we are pleased to have reached a point where we can once again take affirmative, value-creating action on multiple fronts. By successfully executing the dropdown of the Daqing Knutsen in conjunction with the attractively-priced sale-leaseback of one of our existing vessels, we are pleased to have once again agreed an accretive vessel acquisition that grows our fleet in the most in-demand shuttle tanker class, reduces our average fleet age, and improves the value and duration of our long-term charters, all without drawing on our available liquidity.

We are also pleased with the Board’s authorization of a common unit repurchase program to buy back up to an aggregate of $10 million of the Partnership’s outstanding common units over the next 12 months. The current market valuation of our common units represents a substantial discount to our net asset value, and the extent of improvement in both the Partnership itself and in the shuttle tanker charter market has only made the value proposition of our common units more pronounced.

As our forward visibility has improved over time, we are in a position to return capital to our common unitholders. We believe that this development represents an important step forward in our drive to create lasting, long-term value for our common unitholders.

The Partnership continues to believe that the key components of its strategy and value proposition are accretive investment in the fleet and a long-term, sustainable distribution, and the accretive impact of repurchasing common units fits well with these aims. Moving forward, our day-to-day commercial focus remains on securing further long-term charters with high-quality counterparties that provide the Partnership with stable, predictable cashflows. We are confident that strong operational performance and the successful execution of our strategy will continue to expand our strategic and financial flexibility and to support multi-faceted value creation for our unitholders in the quarters and years ahead.”

Acquisition of Daqing Knutsen

The Partnership announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS, has agreed to acquire KNOT Shuttle Tankers 37 AS, the company that owns the shuttle tanker, Daqing Knutsen, from KNOT. The purchase price is $95 million, less $70.5 million of outstanding indebtedness, plus $0.3 million of capitalized fees related to the credit facility secured by the Daqing Knutsen. The initial cost of the Acquisition will therefore be approximately $24.8 million, and is subject to customary post-closing adjustments for working capital.

The Daqing Knutsen, a 154,000-deadweight ton DP2 Suezmax class shuttle tanker, was built by COSCO Shipping Heavy Industry and delivered in 2022. The vessel is operating in Brazil on a charter contract with PetroChina, for which the current fixed period expires in July 2027, and for which the charterer holds options for a further 5 years. As a term of the Acquisition, KNOT has guaranteed the hire rate for the vessel until July 2032 on the same basis as if PetroChina had exercised its option through such date, thus providing the Partnership with approximately 7 years of fixed employment for Daqing Knutsen.

The Acquisition was approved by the Partnership’s Board of Directors (the “Board”) and independent Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

Tove Knutsen Sale and Leaseback Agreement

On July 2, 2025, the Board approved entry into a sale and leaseback of the Tove Knutsen, for which terms are substantially agreed and closing, subject to the execution of definitive documentation, is expected to take place by September 16, 2025. The Partnership, through its wholly-owned subsidiary, Knutsen Shuttle Tankers 34 AS, which owns the Tove Knutsen, expects to sell the Tove Knutsen to, and lease her back from, a Japanese-based lessor for a lease period of 10 years. The gross sale price is $100 million and a portion of the proceeds will be used to repay the outstanding loan secured by the vessel and to settle the related interest rate swaps. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. Following closing and after repayment of the loan and settlement of the interest rate swaps, the Partnership expects to realize net proceeds of approximately $32 million after fees and expenses.

$10m buyback program for Common Units

The Board today authorized the repurchase of up to an aggregate of $10 million of the Partnership’s outstanding common units over the next 12 months (the “Program”).

Purchases of common units under the Program will be at prevailing prices on the open market or in privately negotiated transactions, and will be subject to available liquidity, market conditions, credit agreement restrictions, applicable legal requirements, contractual obligations and other factors.  The Program does not require the Partnership to acquire any specific number of common units.  The Partnership intends to purchase common units under the Program opportunistically with available funds, while maintaining sufficient liquidity to fund its capital needs.  The Program may be suspended from time to time, modified, extended or discontinued by Board at any time.

Distribution for 2Q 2025

The Partnership announced today that the Board has declared a quarterly cash distribution with respect to the quarter ended June 30, 2025, of US$ 0.026 per common unit.

This cash distribution will be paid on August 7, 2025, to all unitholders of record as of the close of business on July 28, 2025.

Other Partnership highlights and events

Subsequent to the Partnership’s Earnings Release for the first quarter of 2025, issued on May 20, 2025:

●	Subject to customary audit checks and after rounding: available liquidity at June 30, 2025 was approximately $104 million, including approximately $66 million in cash and cash equivalents and undrawn revolving credit facility capacity of approximately $39 million;
●	On June 18, 2025, Repsol Sinopec exercised their option to extend their time charter on the Raquel Knutsen for three years, until June 2028;
●	The Brasil Knutsen is expected continue on-hire with PetroRio until September, following an agreement to extend the current charter period, after which she is due to commence operations with Equinor;
●	The Windsor Knutsen commenced operations for ExxonMobil on June 4, 2025, following completion of her scheduled drydocking; and

●	The Tove Knutsen is currently en route to a scheduled drydocking, which is due to commence in mid-July, following completion of a conventional tanker charter which utilised her voyage to Europe.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

Forward looking statements

This press release includes statements that may constitute forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition, including statements regarding the common unit buyback program and the closing of the Daqing Knutsen Acquisition and the Tove Knutsen Sale & Leaseback. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Factors that can affect future results are discussed in the Annual Report on Form 20-F filed by the Partnership with SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

KNOT Offshore Partners LP
Derek Lowe
Chief Executive Officer and Chief Financial Officer
Tel: +44 1224 618 420

Email: ir@knotoffshorepartners.com

Source: KNOT Offshore Partners LP